

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May, 2002

RADWARE LTD.
(Translation of registrant's name into English)

22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: 16th June , 2002

By: /s/ Meir Moshe
Meir Moshe
Chief Financial Officer

FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

Radware Introduces Configware Insite - The First Site Wide Management Tool To Control and Manage Intelligent Application Switching Devices Across the Entire Network

Configware Insite Provides Cross Device Intelligence and Integrated GUI Based Management of Radware Devices

Mahwah, NJ, May 7, 2002 — Radware (NASDAQ; RDWR) the leading provider of Intelligent Application Switching (IAS) ensuring the control, performance and integrity of networked applications across the enterprise, today announced the release of Configware Insite, the first site wide management application which provides end-to-end integrated management of all Radware devices and Application services.

Configware Insite's intuitive graphic user interface enables the seamless configuration of all products across the network, permitting users to customize their application services including traffic redirection, advanced health monitoring, bandwidth management and security. Administrators are provided with templates for step-by-step configuration, which allows for easy site mapping, point-and-click configuration, site and farm set-up and template configurations.

According to Stan Schatt VP, Research at Giga Information Group, *"There is a definite trend towards integrating other functions with switching services. A tool that provides a single network management platform to leverage application switching services will give an added advantage to any IT manager," he stated. "Today's network infrastructures require management applications that are easy to use and allow administrators in a unified environment to proactively manage network devices and reduce cost of ownership of all devices."* Server Load Balancers - Products Offer Good Value in 2002

Highlights of Radware's Configware Insite Include:

- Device auto updates - Users need to configure devices only once. All previously defined parameters are automatically updated and replicated in the device configuration.
- An integrated environment for cross device management allowing users a single site map across the entire network.
- Easy-to-use templates for step-by-step configuration for the novice users.
- Customizable real-time and historical statistic views ranging from device performance, policy statistics and traffic information.
- Cross Platform management application software that fits into any environment.

Radware offers the widest range of management tools including Web Based Management, Telnet, CLI and now Configware Insite. Users benefit from a secure connection that validates user identity via SSH and RADIUS.

"Configware Insite provides the most intuitive and integrated environment for managing Intelligent Application Switching across the network. With our new management tool network managers no longer need to administer each traffic management component of their network separately, as Configware Insite enables them to manage and control end-to-end business operations," said Sharon Trachtman, VP Marketing, Radware. "Not only can administrators manage and configure their devices in a unified environment, but also make better capacity planning and policy decisions based on the full views and statistics that Configware Insite provides."

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director, CertainT 100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. *Get certain, from click to content, across your network -- with Radware.* For more information, please visit us at www.radware.com

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

For Immediate Release

RADWARE'S FIREPROOF SECURITY APPLICATION SWITCH WINS 2002 *NETWORK COMPUTING'S* WELL-CONNECTED AWARD

FireProof Tops DDos Mitigation Security Category Based on Ability to Identify and Block DoS and DDoS Attacks in Real-Time

MAHWAH, NJ, May 8, 2002 - Radware (NASDAQ; RDWR), the leader in intelligent Application Switching, ensuring end-to-end control, performance and integrity of networked applications today announced that it has been named a winner by CMP Media LLC's *Network Computing* for a 2002 Well-Connected Award. The FireProof Application Switch was chosen for its innovative method of mitigating any form of Denial of Service (DoS) and/or Distributed Denial of Service (DDoS) attacks. FireProof was also recognized for its ability to detect and prevent DoS attacks, ensuring full protection at Gigabit speeds.

Radware's FireProof is an innovative and comprehensive Security Applications Switch providing optimization, high availability and scalability for firewalls, IDSs and VPNs. In addition, FireProof provides real time Application Security protection from over 450 attacks as well as advanced Denial of Service (DoS) protection in high throughput environments.

"Radware is pleased to be recognized as being a leader by *Network Computing* as a Well-Connected Award winner," said Roy Zisapel, President and Chief Executive Officer, Radware. "This is another testimonial for the huge value our products bring to enterprise and carrier customers, guaranteeing uninterrupted service and optimized performance of their mission critical applications. Radware customers who are installing FireProof Security Application Switch see immediate return on their investment."

The winners of the *Network Computing* Well-Connected Awards were announced at a ceremony on Monday, May 6th held at the Bellagio in Las Vegas, NV. All winners and finalists will be highlighted in the May 13th issue of *Network Computing* and also on *Network Computing Online* at http://www.networkcomputing.com and also on http://www.nwcwellconnected.com

"The Well-Connected Awards are given to products, technologies and services that have withstood testing by our editors over an enterprise and in real world environments – they have proven to be essential to meeting business initiatives," said Fritz Nelson, Publisher of CMP's *Network Computing*. According to Nelson, "When a product receives a Well-Connected award, it is an important endorsement – it is the top in its category and carries through with its promise of excellence."

About Network Computing

Network Computing (http://www.networkcomputing.com) published by CMP Media LLC, Manhasset, N.Y., From emerging companies to service providers, *Network* Computing defines the core issues facing people who manage technology in business —analyzing the critical decision points in purchasing the products, technologies and services that achieve corporate initiatives. Twice a month 220,000 IT professionals turn to Network Computing to get the information they need to make the right purchase decisions.

About CMP Media LLC

CMP Media LLC (www.cmpnet.com) is a leading high-tech media company providing essential information and marketing services to the entire technology spectrum—the builders, sellers and users of technology worldwide. Capitalizing on its editorial strength, CMP is uniquely positioned to offer marketers' comprehensive, integrated media solutions tailored to meet their individual needs. Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, custom publishing, testing and consulting.

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of the critical business processes.

Radware's solutions address the needs of corporate enterprises, service providers and e-commerce business through one or more of our award-winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director and the CertainT 100. Radware's comprehensive suite of products service end-to-end application operations and provide robust and scalable network traffic assurance. *Get certain, from click to content, across your network – with Radware.* For more information, please visit us at www.radware.com

# # #

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

For Immediate Release

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

Radware Announces the Fastest SSL Accelerator in the Market: CertainT 100 – 1600

CertainT 100 - 1600 Processes 1600 SSL Transactions Per Second, Providing Unmatched Speed and Security for Secure Transactions

Mahwah, NJ, May 22, 2002 — Radware (NASDAQ; RDWR) the leading provider of Intelligent Application Switching (IAS) ensuring the control, performance and integrity of networked applications across the enterprise, today announced the latest version of the company's SSL Accelerator – CertainT 100 - 1600. Radware continues to execute its strategy of enabling enterprise customers to scale the processing of secured transactions without limitation. The new model provides unmatched performance, processing twice as many transactions of competing products.

The new CertainT 100 – 1600 satisfies the needs of high throughput environments that handle heavy amounts of secure transactions. CertainT 100 SSL encryption/decryption capabilities, coupled with the strengths of Radware's award winning Application Switching solutions ensures fast, efficient, continuous and secure completion of e-business transactions without network degradation. CertainT 100 provides high-speed on-line SSL transactions; while simultaneously enabling web servers to operate at peak efficiency. This is achieved by relieving network web servers of performing the CPU intensive SSL encryption and decryption calculations associated with e-commerce applications.

"Our customers are excited over this new SSL platform, as it offers them the power to handle high levels of SSL transactions," said Assaf Ronen, VP Research & Development, Radware. "CertainT 100 – 1600 meets the growing demand for secure connections not only for e-commerce companies, but also for governmental and health institutions."

Radware's new CertainT 100 platform further increases the product line's scaling flexibility as customers can scale their SSL processing power in various stages, ranging from 400 TPS to 1600 TPS. The latest addition to the product line also allows customers to reach maximum scalability using fewer devices; thereby using less rack space and allowing for easier management. CertainT 100 provides unlimited scalability, whereby users can scale SSL transactions to 20,000 per second, making it the industry's top performing SSL accelerator.

Like all Radware devices, CertainT 100 can be managed through simple, easy to use web based management applications, providing remote and easy manageability. This utility allows for remote configuration and monitoring of the device.

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director, CertainT 100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. *Get certain, from click to content, across your network -- with Radware.* For more information, please visit us at www.radware.com

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.